May 2, 2019

Manulife Financial Corporation
200 Bloor Street East
Toronto, ON M4W 1E5

Dear Sirs:

RE:	MANULIFE FINANCIAL CORPORATION (the “Company”) – Report of Voting Results of Matters Submitted to a Vote of Common Shareholders at the Annual Meeting of the Company held May 2, 2019 (the “Meeting”)

The following matters were put to vote at the Meeting, and pursuant to National Instrument 51-102, the voting results were as follows:

1.	Election of Directors

A ballot was conducted for the resolution to elect directors of the Company until the next Annual Meeting. The following nominees were elected as directors:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Ronalee H. Ambrose	1,137,791,927	99.50%	5,710,981	0.50%
Joseph P. Caron	1,137,783,778	99.50%	5,719,130	0.50%
John M. Cassaday	1,118,606,498	97.82%	24,896,410	2.18%
Susan F. Dabarno	1,137,981,482	99.52%	5,521,426	0.48%
Sheila S. Fraser	1,126,644,386	98.53%	16,858,522	1.47%
Roy Gori	1,139,054,867	99.61%	4,448,041	0.39%
Tsun-yan Hsieh	1,137,631,920	99.49%	5,870,988	0.51%
P. Thomas Jenkins	1,138,124,542	99.53%	5,378,366	0.47%
Donald R. Lindsay	1,126,296,778	98.50%	17,206,130	1.50%
John R.V. Palmer	1,132,278,565	99.02%	11,224,343	0.98%
C. James Prieur	1,137,842,650	99.51%	5,660,258	0.49%
Andrea S. Rosen	1,137,843,142	99.51%	5,659,766	0.49%
Lesley D. Webster	1,138,051,124	99.52%	5,451,784	0.48%

2.	Appointment of Auditor

A ballot was conducted for the resolution to appoint Ernst & Young LLP as auditors of the Company until the next Annual Meeting.  Ernst & Young LLP was appointed.

VOTES FOR	%	VOTES WITHHELD	%
1,129,566,930	94.74%	62,723,471	5.26%

3.	Advisory resolution accepting approach to executive compensation

A ballot was conducted for the advisory resolution accepting approach to executive compensation.  The advisory resolution was approved.

VOTES FOR	%	VOTES AGAINST	%
1,036,613,857	90.65%	106,890,465	9.35%

AST TRUST COMPANY (CANADA)

(Signed)

Gregory Ashby
Relationship Manager